Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc – Notice of and complete proposals for the Annual General Meeting 2025

Please find enclosed formal notice of, and full details of the business to be proposed at, the Annual General Meeting (“AGM”) of TORM plc to be held at noon (London time) on Wednesday, 16 April 2025.

Contacts:
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200
Jacob Meldgaard, Chief Executive Officer and Executive Director, tel.: +45 3917 9200
Christopher Everard, General Manager, tel.: +44 7920 494 853
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s A-shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD; ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.
Matters set out in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides certain safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect the Board’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “targets”, “projects”, “forecasts”, “potential”, “continue”, “possible”, “likely”, “may”, “could”, “should” and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 4 17 MARCH 2025

COMPANY ANNOUNCEMENT

Important factors that, in the Board’s view, could cause actual results to differ materially from those set out in the forward-looking statements include, but are not limited to, the Company’s future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including “trade wars”, and the ongoing conflict between Russia and Ukraine, developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict involving the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting the Company’s business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to the Company’s and the number of new vessels under construction; the highly cyclical nature of the industry that the Company operates in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete planned transactions; the availability of skilled crew members and other employees and the related labor costs; work stoppages or other labor disruptions by the group’s employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; the Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; the effects of new products and new technology in the group’s industry, including the potential for technological innovation to reduce the value of its vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with the group; changes in credit risk with respect to the group’s counterparties on contracts; the group’s dependence on key personnel and its ability to attract, retain and motivate key employees; adequacy of insurance coverage; the Company’s ability to obtain indemnities from customers; changes in laws, treaties or regulations; the Company’s incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of the group’s vessels during a period of war or emergency; the arrest of the group’s vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this announcement because they are statements about events that are not certain to occur as described or at all. Such forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. Please refer to TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 4 17 MARCH 2025

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS DETAILS OF PROPOSALS RELATING TO TORM PLC (THE “COMPANY”) ON WHICH YOU ARE BEING ASKED TO VOTE.
If you are in any doubt about the contents of this Circular or as to the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent professional adviser duly authorised pursuant to the Financial Services and Markets Act 2000 (as amended) if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are outside the United Kingdom.
If you sell or transfer or have sold or otherwise transferred all of your A-shares in the capital of the Company, please forward this Circular and any accompanying document(s), as soon as possible, to the purchaser, transferee or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of A-shares, you should retain these documents.
The distribution of this document and any accompanying document(s) into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and any accompanying document(s) come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of securities laws of any such jurisdiction.

TORM PLC
(Incorporated in England and Wales with registered number 09818726)

Proposed Reduction of Capital
and
Notice of Annual General Meeting

This Circular should be read in its entirety. Your attention is drawn to the letter from the Chairman of Torm set out in this document, in which the Directors recommend that you vote in favour of each of the Resolutions set out in the formal notice of annual general meeting (the “AGM”) referred to below.
Notice of the AGM of the Company to be held at the Company’s registered office at 120 Cannon Street, London, EC4N 6AS, United Kingdom on 16 April 2025 at 12.00 noon (BST) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid, the Form of Proxy must be completed, signed and returned, in accordance with the instructions printed thereon, to the Company’s registered office as soon as possible and, in any event, so as to arrive no later than 11.00 p.m. (BST) on 14 April 2025. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM, should they subsequently wish to do so.
Shareholders have the option to dial in to the AGM via the Q4 Platform, rather than attending in person, and to vote on all of the Resolutions in advance of the AGM by completing and returning their Form of Proxy. Shareholders have the option to appoint the Chairman of the AGM or any named individual to act as their proxy to ensure that their votes are duly cast on the Resolutions.
YOU ARE REQUESTED TO COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN AND PRINTED THEREON.
Your attention is drawn to the section entitled “Action to be taken by Shareholders and availability of documents” on page 5 of this Circular. Certain defined terms used throughout this Circular are set out on pages 8 and 9 herein.
This Circular will be made available for download from the Company’s website at www.torm.com.

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LETTER FROM THE CHAIRMAN OF TORM PLC

TORM PLC
(Incorporated in England and Wales with registered number 09818726)

Directors:
Christopher Helmut Boehringer (Non-Executive Chairman)
David Neil Weinstein (Senior Independent Director and Deputy Chairman)
Jacob Meldgaard (Executive Director and Chief Executive Officer)
Annette Malm Justad (Non-Executive Director)
Pär Göran Trapp (Non-Executive Director)

Registered Office: 120 Cannon Street London EC4N 6AS United Kingdom

17 March 2025

To Shareholders and, for information purposes only, to holders of restricted share units
Dear Shareholder,
PROPOSED REDUCTION OF CAPITAL AND NOTICE OF ANNUAL GENERAL MEETING
1	Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming AGM of TORM Plc (“TORM” or the "Company") to be held at 12.00 noon (BST) on Wednesday, 16 April 2025 at the Company’s offices at 120 Cannon Street, London EC4N 6AS, United Kingdom. Your attention is drawn to the recommendations of the Directors as set out in paragraph 7 of this letter.
In particular, I am writing to provide you with details of the proposed Capital Reduction which consists of: (i) a reduction of the amount standing to the credit of the Company’s share premium account (the “Share Premium Reduction”); and (ii) the cancellation of the Company’s Treasury Shares resulting from the share buybacks previously effected by the Company (the “Cancellation of Treasury Shares”).
The Directors have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material aspects, and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
The Definitions section on pages 8 and 9 contains definitions of certain words and terms used throughout this Circular. Accordingly, please refer to this section as you review this Circular, as necessary.
2	Proposed Capital Reduction
Background to and reasons for the proposed Capital Reduction
This section contains information about the proposed Capital Reduction and explains why the Board considers it to be in the best interests of the Company and its Shareholders as a whole and unanimously recommends that you vote in favour of Resolutions 10 and 11 to be proposed at the AGM. Resolution 10 relates to the Share Premium Reduction and Resolution 11 relates to the Cancellation of Treasury Shares. Shareholders should note that, unless Resolutions 10 and 11 are each duly approved at the AGM (and the Court subsequently confirms each of the Share Premium Reduction and the Cancellation of Treasury Shares), the Share Premium Reduction and the Cancellation of Treasury Shares will not take place.
Share Premium Reduction
As a UK incorporated entity, the Company is not permitted to undertake share buybacks nor pay any dividends unless it has sufficient distributable reserves. The Share Premium Account only has limited applications and, accordingly, the Company is proposing to reduce its Share Premium Account by US$180m in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its Shareholders; and (ii) potential share buybacks should it be desirable to do so.
In light of the Group’s prospects and current strong financial position, the Directors believe it is desirable to continue to actively pursue further payments of dividends to Shareholders and the proposed Share Premium Reduction creates flexibility for that to happen.
Upon completion of the Share Premium Reduction, following a similar process to that utilised for the Company’s previous reduction in 2024, the Company’s Share Premium Account will be reduced by US$180m.
Completion of the Share Premium Reduction will not affect the rights attached to the Company’s shares and will not result in any change to the number of other shares in issue (or their nominal value).
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Cancellation of Treasury Shares
Under Section 693(2) of the Companies Act, a buy back of the A-shares through an overseas exchange constitutes an off-market purchase and Nasdaq in New York and Nasdaq in Copenhagen both comprise overseas exchanges. Accordingly, pursuant to the procedure set out in the Companies Act, buybacks through Nasdaq in New York and/or Nasdaq in Copenhagen can only be made using a buyback contract, the terms of which must be approved by Shareholders in accordance with Section 694 of the Companies Act. Accordingly, the buybacks previously effected by the Company which resulted in the Company holding the Treasury Shares were not technically fully in accordance with the Companies Act requirements and it is now proposed to effect the Cancellation of Treasury Shares in order to rectify this situation.
Upon completion of the Cancellation of Treasury Shares, the Company’s share capital will be reduced by 493,371 A-shares with a nominal value of, in aggregate, US$4,933.71. The completion of the Cancellation of Treasury Shares will not affect the rights attached to the remaining A-shares and will not result in any other change to the number of shares in issue (or their nominal value).
Shareholder Approval
In order to effect the Capital Reduction, the Company requires the approval of its Shareholders for each of the Share Premium Reduction and the Cancellation of Treasury Shares pursuant to section 641(1)(b) of the Companies Act. The Capital Reduction cannot be effected unless the Company receives approval by the requisite majority of Shareholders and in the requisite manner as set out in this section of the Circular.
The holders of the Company’s A-shares and B-share are entitled to receive notice of, attend, speak and vote at the AGM pursuant to the Articles of Association. The votes of the holders of the A-shares and the B-share will be added together at the AGM and the two Resolutions to approve the Capital Reduction, which will be proposed as special resolutions, each require a majority in favour of at least 75 per cent. of the votes cast by those Shareholders attending and voting in person or by proxy in order to be passed.
Pursuant to the Articles of Association, the holder of the B-share may cast its single vote on the Capital Reduction, however, its approval is not required as a separate class of Shareholder.
The holder of the C-share is not entitled to vote on the Resolutions relating to the Capital Reduction pursuant to the Articles of Association. The proposed Capital Reduction does not alter the rights attaching to the C-share and therefore the Company does not require the approval of the holder of the C-share.
Court Approval
In addition to Shareholder approval of the relevant Resolutions, the Capital Reduction requires the approval of the Court. Accordingly, following the AGM, an application will be made to the Court in order to confirm and approve the Capital Reduction.
The Board is satisfied that there is no realistic likelihood that the Capital Reduction would result in the Company being unable to discharge a creditor’s debt or claim when it falls due. The Company has obtained letters of consent to the Capital Reduction from its major finance providers and other major creditors.
It is currently anticipated that the initial directions hearing in relation to the Capital Reduction will take place on 30 April 2025, with the final Court Hearing scheduled for 13 May 2025 and the Capital Reduction becoming effective following the necessary registration of the Court Order at Companies House.
The Capital Reduction itself will not involve any distribution or repayment of capital or share premium by the Company and will not reduce the underlying net assets of the Company. Pursuant to Part 23 of the Companies Act, the distributable reserves arising on the Capital Reduction will, subject to the discharge of any undertakings required by the Court, support the Company’s ability to undertake share buybacks and/or pay dividends, should circumstances in the future make it desirable to do so.
The Board reserves the right to abandon or discontinue (in whole or in part) the planned application to the Court in the event that the Board considers that the terms on which the Capital Reduction would be (or would be likely to be) confirmed by the Court would not be in the best interests of the Company and/or its Shareholders as a whole. The Board has undertaken a thorough and extensive review of the Company’s liabilities (including contingent liabilities) and considers that the Company will be able to satisfy the Court that, as at the date (if any) on which the Court Order and the Statement of Capital are both registered at Companies House (being the date on which the Capital Reduction will take effect), the Company’s creditors will be sufficiently protected.
3	Explanatory notes to the notice of AGM
The following notes explain the proposed Resolutions. Resolutions 1 to 9 are proposed as Ordinary Resolutions. For each of these Resolutions to be passed, more than half of the votes cast by the Shareholders entitled to vote attending and voting in person or by proxy must be in favour of the Resolution. Resolutions 10 and 11 are proposed as special resolutions, which require a majority in favour of at least 75 per cent. of the votes cast by the Shareholders entitled to vote attending and voting in person or by proxy in order to be passed.

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Resolution 1: Annual Report and Accounts
The Directors must present the audited annual accounts and the Directors’ and Auditor’s reports thereon for the financial year ended 31 December 2024. A copy of the Directors’ and Auditor’s reports and the financial statements is available on the Company’s website (www.torm.com). The Company’s Shareholders will be asked to approve the Directors’ and Auditor’s reports at the AGM.
Resolution 2: Remuneration report
The Company’s Shareholders will be asked to approve the remuneration report in the annual report and accounts at the AGM.
Resolutions 3 and 4: Reappointment and remuneration of the auditors
The Company must appoint auditors at each general meeting at which accounts are presented to Shareholders to hold office until the conclusion of the next such meeting. Resolution 3 seeks Shareholder approval to reappoint Ernst & Young LLP as the Company’s auditors.
In accordance with normal practice, Resolution 4 seeks authority for the Company’s Directors to fix the auditor’s remuneration.
Resolutions 5 to 8: Reappointment of Directors
The Company’s Articles of Association require every Director, other than the B-director, to retire at the end of the first AGM after their appointment and at each subsequent AGM. Christopher H. Boehringer, Annette Malm Justad, Pär Göran Trapp and Jacob Meldgaard are standing for reappointment in accordance with these provisions.
The biographical details of all Directors can be found on the Company’s website at https://www.torm.com/about/leadership/board-of-directors/default.aspx.
Resolution 9: Release of Claims
Subject to the proposed Cancellation of Treasury Shares taking effect, this is an ordinary resolution to release any claims the Company may have against any person in connection with the original purchase of those Treasury Shares.
Resolution 10: Reduction of Share Premium Account
As outlined above, this is a special resolution to reduce the Company’s Share Premium Account by US$180m.
Resolution 11: Cancellation of Treasury Shares
As outlined above, this is a special resolution to cancel the Treasury Shares.
4	Dial-in option for AGM
Shareholders have the option to dial in to the Company’s AGM via the Q4 Platform, rather than attending in person, and to vote on all Resolutions in advance of the AGM by completing their Form of Proxy. Shareholders should complete and sign the Form of Proxy sent to them with this Circular and return it to the Company’s registered office as soon as possible.
Shareholders are invited to submit any questions on the business of the meeting in advance of the AGM to ir@torm.com no later than 6.00 p.m. (BST) on 12 April 2025, and the Board will, where appropriate, endeavour to provide answers in writing at the meeting before publishing such document on the Company’s website.
Shareholders can also follow the AGM’s proceedings by accessing an online audio and visual feed, via the following link:
Webcast Audience URL: https://events.q4inc.com/attendee/848694403
The link will be accessible at approximately 11.55 a.m. (BST) on 16 April 2025. However, please note that Shareholders will not be able to vote at the AGM via such link.
5	AGM expenses
The costs and expenses of convening the AGM and holding any adjourned meeting will be satisfied by the Company and will be incurred irrespective of whether or not the Resolutions are passed by the requisite majorities and the business of the AGM successfully concluded.
6	Dividend policy
In accordance with the Company’s  Distribution Policy, the Board declares a quarterly dividend based on the Group’s cash position at the end of each quarter. The Board decided to declare an interim dividend of US$58.4m  at the end of the fourth quarter of 2024. Consequently, the Board does not recommend payment of a final dividend for the Company’s financial year ended 31 December 2024.
7	Recommendation
The Directors consider Resolutions 1 to 11 (inclusive) to be in the best interests of the Company and its Shareholders as a whole.
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Accordingly, the Directors unanimously recommend that Shareholders vote in favour of Resolutions 1 to 11 (inclusive) to be proposed at the AGM, as they intend so to do, or procure to be done, in respect of their own beneficial holdings of A-shares or A-shares they control, amounting to, in aggregate, 28,904 A-shares representing approximately 0.029 per cent. of the existing issued share capital of the Company (including the beneficial holdings of their close relatives)).
8	Action to be taken by Shareholders and availability of documents
a)	Annual General Meeting
A formal notice convening the AGM and setting out the proposed business of the meeting is incorporated at the end of this Circular.
A Form of Proxy for use in respect of the AGM is enclosed with this Circular, and Shareholders are requested to complete, sign and return the Form of Proxy to the Company’s registered office address at 120 Cannon Street, London EC4N 6AS as soon as possible and in any event so as to be received by no later than 11.00 p.m. (BST) on 14 April 2025 before the time of the meeting. The completion and return of a Form of Proxy will not prevent Shareholders from attending the AGM in person, speaking and voting if they subsequently wish to do so.
To be valid, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy thereof) must be deposited at the Company’s registered office address above by no later than 11.00 p.m. (BST) on 14 April 2025.
Voting in respect of shares traded on Nasdaq in Copenhagen
For those Shareholders who hold their A-shares via Euronext Securities and which are trading on Nasdaq in Copenhagen, you may register and vote electronically at www.euronext.com/cph-agm by no later than 6.00 p.m. (BST) on 14 April 2025. Alternatively, you may return a Form of Proxy or registration form. The relevant dated and signed form must reach Euronext Securities by 6.00 p.m. (BST) on 14 April 2025 either via e-mail (CPH-investor@euronext.com) or by post to Euronext Securities, Nicolai Eigtveds Gade 8, 1402 Copenhagen K, Denmark.
Voting in respect of shares traded on Nasdaq in New York
Shareholders who hold A-shares traded on Nasdaq in New York should return the voting instructions as indicated on the voter instruction form.
Required Majorities and Quorum
The majority required for the passing of each of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast in person or by proxy. The majority required for the passing of each of the Special Resolutions at the AGM is at least three-quarters of the total number of votes cast.
The quorum requirement for the AGM is two or more Shareholders who are entitled to vote, being present in person or by proxy or a duly authorised representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may consider fit to allow), a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), the time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.
b)	Inspection of documents
Copies of the following documents will be made available for inspection at the Company’s registered office during normal business hours on any Business Day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)	the Articles of Association;
(ii)	this Circular and the Form of Proxy; and
(iii)	a memorandum setting out the terms of the contracts for services of the Directors.
c)	Other available documents
The Annual Report and accounts for the Company’s financial year ended 31 December 2024 and a Proxy Statement will be made available to view and download from the Company’s website at: https://www.torm.com/investors/reports-and- presentations/financial-reports/default.aspx.

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If you have any questions in respect of the matters set out in this Circular or with respect to voting on the Resolutions, please do not hesitate to contact Christopher Everard on +44 7920 494 853.

Yours faithfully

Christopher H. Boehringer
Chairman

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS
Event	Time and Date
Deadline for submission of any questions in relation to the business of the AGM	6.00 p.m. on 12 April 2025
Deadline for receipt of Forms of Proxy for the AGM	11.00 p.m. on 14 April 2025
AGM	12.00 noon on 16 April 2025
Expected Effective Time for the Resolutions*	12.00 noon on 16 April 2025
Expected Date of Court Hearing to confirm the Capital Reduction	13 May 2025

* - (or, if later, the effective time and date upon which Shareholders approve the Resolutions).
Notes:
1.	Each of the times and dates set out above and elsewhere in this Circular are indicative only and accordingly subject to change.
2.
The expected date for confirmation of the Capital Reduction by the Court is based on a provisional date obtained for the required Court hearing of the Company’s application which is subject to change and dependent on the Court’s timetable.

3.
If any of the details contained in the timetable above should change, the revised time(s) and/or date(s) will be notified to Shareholders by means of an announcement through a Regulatory Information Service.

4.	References to time in this Circular are to London time unless otherwise stated.
5.	All events listed in the above timetable following the AGM are conditional on the passing of the Resolutions contained in the Notice of AGM, at the AGM.

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DEFINITIONS
The following definitions apply throughout this Circular and the accompanying Form of Proxy unless the context requires otherwise:
AGM	The annual general meeting of the Company to be held on 16 April 2025 (or any adjournment thereof), notice of which is set out at the end of this Circular.
Articles of Association	The Articles of Association of the Company adopted by way of a special resolution passed on 15 March 2016 and amended by way of a special resolution passed on 14 April 2021.
A-shares	The A-shares of US$0.01 each in the capital of the Company.
Board or the Directors	The board of directors of the Company.
B-share	The B-share of US$0.01 in the capital of the Company.
BST	British Summer Time.
Business Day	Any day other than a Saturday, Sunday or UK Public Holiday on which banks are open for normal banking business in London.
Cancellation of Treasury Shares	The proposed cancellation of the treasury shares currently held by the Company as set out in the Notice of the AGM.
Capital Reduction	Collectively, the proposed Share Premium Reduction and the proposed Cancellation of Treasury Shares, as set out in the Notice of the AGM.
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman and Notice of AGM.
Companies Act or Act	The Companies Act 2006, as amended, supplemented or replaced from time to time.
Company or TORM	TORM plc.
Court	Insolvency and Companies Court, Business and Property Courts of England and Wales.
C-share	The C-share of US$0.01 in the capital of the Company.
Distribution Policy	The distribution policy of the Company.
Effective Time
The time at which the Resolutions are expected to become effective, being 12.00 noon (BST) on 16 April 2025 (or, if later, the effective time and date upon which Shareholders approve the Resolutions) or such other time as the Directors may in their absolute discretion determine.

ESG	Environmental, Social and Governance.
Form of Proxy	The Form of Proxy appended to this Circular for the use by the Shareholders in respect of voting at the AGM.
Group	The Company and its consolidated subsidiaries, including TORM A/S and its consolidated subsidiaries.
Latest Practicable Date	11 March 2025, being the latest practicable date prior to the publication of this document.
Nasdaq in Copenhagen	The stock exchange known as Nasdaq in Copenhagen where the A-shares (or interests representing them) are listed and available for trade.
Nasdaq in New York	The stock exchange known as Nasdaq in New York where the A-shares (or interests representing them) are listed and available for trade.
Notice of AGM	The notice convening the AGM, which is set out at the end of this Circular.
Ordinary Resolutions	The ordinary resolutions to be proposed at the AGM which are set out in the Notice of AGM, being Resolutions 1 to 9 (inclusive).
Q4 Platform	The access platform run by Q4 Inc.
Registered Office	120 Cannon Street, London EC4N 6AS, United Kingdom, being the registered office of the Company.
Regulatory Information Service	Means a regulatory information service as defined in the FCA Handbook.
Resolutions	The resolutions to be proposed at the AGM details of which are set out in the Notice of AGM.
Share Premium Account	The share premium account of the Company.

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Share Premium Reduction	The proposed reduction of the Share Premium Account, as set out in the Notice of AGM.
Shares	As the context requires, the A-shares, the B-share and the C-share of US$0.01 each in the capital of the Company.
Shareholders	Holders of the Shares.
Special Resolutions	The special resolutions to be proposed at the AGM as set out in the Notice of AGM, being Resolutions 10 and 11.
Statement of Capital	The Company’s statement of capital in relation to the Capital Reduction.
Treasury Shares	The 493,371 A-shares with an aggregate nominal value of US$4,933.71 currently held by the Company in treasury which the Company intends to cancel pursuant to the Cancellation of Treasury Shares.
US$	means the lawful currency of the United States of America.

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TORM PLC
(Incorporated in England and Wales with registered number 09818726)

NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Torm plc (“Torm” or the “Company”) will be held at the Company’s registered office at 120 Cannon Street, London EC4N 6AS, United Kingdom, on Thursday, 16 April 2025 at 12.00 noon (BST).
To consider and, if thought appropriate, pass the following Resolutions which will be proposed as ordinary and special resolutions as set out below:
Ordinary Resolutions
1.
THAT the Company’s Annual Report and accounts for its financial year ended 31 December 2024 (the “Annual Report”), together with the Directors’ report and the Auditor’s report thereon, be received and adopted.

2.	THAT the Company’s Remuneration Committee Report, as set out on pages 174 to 184 of the Company’s Annual Report, be approved.
3.
THAT Ernst & Young LLP be reappointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

4.	THAT the Directors be authorised to fix the remuneration of the auditors.
5.	THAT the Company’s Non-Executive Chairman, Christopher H. Boehringer, be reappointed as a Director of the Company.
6.	THAT the Company’s Non-Executive Director, Göran Trapp, be reappointed as a Director of the Company.
7.	THAT the Company’s Non-Executive Director, Annette Malm Justad, be reappointed as a Director of the Company.
8.	THAT the Company’s Executive Director, Jacob Meldgaard, be reappointed as a Director of the Company.
9.
THAT, subject to the reduction of capital by cancelling and extinguishing the Treasury Shares under Resolution 11 taking effect, the Company shall release any claims it may have against any person in connection with its purchase of those Treasury Shares (including any liability to repay sums received in respect of those Treasury Shares).

Special Resolutions
10.	THAT, subject to the confirmation of the High Court of Justice in England and Wales, the Company's Share Premium Account be reduced by US$180m.
11.
THAT, subject to the confirmation of the High Court of Justice in England and Wales, the issued share capital of the Company be reduced by cancelling and extinguishing the Treasury Shares, each of which is fully paid up, and the amount of US$4,933.71 by which the share capital is so reduced be credited to a reserve.

By order of the Board

Christopher H. Boehringer
Chairman
Dated:	17 March 2025
Registered Office: 120 Cannon Street, London EC4N 6AS, United Kingdom.

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Notes:
(a)	Only those Shareholders registered in the Company’s register of members at:
(i)	11.00 p.m. (BST) on 14 April 2025; or,
(ii)	if this meeting is adjourned, at 11.00 p.m. (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com.
(c)	If you wish to attend the meeting in person, please attend the Company’s office at 120 Cannon Street, London EC4N 6AS, United Kingdom on 16 April 2025 at 12.00 noon (BST).
(d)
If you are a Shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting, and you should have received a proxy form with this notice of meeting. A proxy does not need to be a Shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the Proxy Form. To appoint more than one proxy, please contact the Company on tel. +44 0204 601 0590.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company’s registered office by 11.00 p.m. (BST) on 14 April 2025.

(f)
The completion and return of a Form of Proxy will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(k)	A Shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
sending a signed hardcopy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case where a Shareholder is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	sending an email to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 11.00 p.m. (BST) on 14 April 2025.
(m)
If you attempt to revoke your proxy appointment, but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(n)
A corporation which is a Shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a Shareholder provided that no more than one corporate representative exercises powers over the same share.

(o)
As at 11.00 p.m. (BST) on 11 March 2025, which is the Latest Practicable Date before publication of this notice, the Company’s issued share capital comprised 97,814,053 common shares of US$0.01 each (made up of 97,814,051 A-shares, 1 B-share and 1 C-share).

(p)
Each A and B-share carries the right to one vote on all Resolutions proposed at this Annual General Meeting.  The C-share carries the right to 350,000,000 votes in respect of those matters set out in Article 4.7 of the Articles of Association but otherwise carries no right to vote. As a result, the ordinary C-share carries the right to vote on Resolutions 5 to 8 proposed at this Annual General Meeting but no right to vote on any of the other resolutions proposed at this Annual General Meeting. 493,371 A-shares are held by the Company as treasury shares and are therefore not eligible for voting. Accordingly, the total number of voting rights in the Company in respect of the Resolutions proposed at this Annual General Meeting as at 11 March 2025 is as follows:

(i)	447,320,681 votes on resolutions 5 to 8; and
(ii)	97,320,681 votes on all other resolutions .
(q)	Any member attending the meeting has the right to ask questions. The Company must answer all questions related to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the Non-Executive Directors is available for inspection at the Company’s registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

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(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the Resolutions proposed at this AGM of the Company, present in person or by proxy or a duly authorised representative of a corporation which is a member.

(t)
The Ordinary Resolutions must be passed by a simple majority of the total number of votes cast for and against such Resolution. The Special Resolutions must be passed by at least 75 per cent. of the total number of votes cast for and against such resolution.

(u)
At the meeting, the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held, except for the C-share which is entitled to 350,000,000 votes in respect of those Resolutions as set out in note (p) above.

(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company’s register of members at 11.00 p.m. (BST) on 14 April 2025.

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TORM PLC
(the “Company”)
(Incorporated in England and Wales with registered number 09818726)

FORM OF PROXY
for use by Shareholders at the Annual General Meeting to be held on 16 April 2025

I/we, the undersigned Shareholder(s) of the Company hereby appoint:
1	The Chairman of the Meeting; or	No. of shares:

2	…………………………………………………………………………………………………………….
(Insert name and address of alternative proxy in capital letters)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at 120 Cannon Street, London, EC4N 6AS, United Kingdom on 16 April 2025 at 12.00 noon (BST) and at any adjournment thereof.
Please indicate with an “X” in the appropriate boxes below how the proxy should vote and then sign on the next page. If no specific direction as to voting is given, the proxy may vote or abstain at his/her discretion.
	For	Against	Withheld
ORDINARY RESOLUTIONS
Resolution 1: (Adoption of the 2024 Annual Report and accounts)
Resolution 2: (Remuneration Report)
Resolution 3: (Appointment of Ernst & Young LLP)
Resolution 4: (Fix remuneration of the Auditors)
Resolution 5: (Reappointment of Christopher H. Boehringer)
Resolution 6: (Reappointment of Göran Trapp)
Resolution 7: (Reappointment of Annette Malm Justad)
Resolution 8: (Reappointment of Jacob Meldgaard)
Resolution 9: (Release of Claims)
SPECIAL RESOLUTIONS
Resolution 10: (Share Premium Reduction)
Resolution 11: (Cancellation of Treasury Shares)

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I/we authorise my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of whether to adjourn such meeting) and at any adjournment of such meeting.
Signature(s):	…………………....................................	Dated: …………………....................................

Name(s):	………………………………………………………………………………… (in capital letters)

Initials and surnames of joint holders if any ……………………………………………………………………

Address	…………………………..………	VP reference no.: ............................................
………………………..…………
……………………..……………

Notes:
(a)
As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter the number of shares in relation to which they are authorised to act as your proxy in the box next to the proxy’s name. If this box is left blank, they will be authorised in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chairman of the meeting, cross out the words “the Chairman of the Meeting” and write on the dotted line the full name and address of your proxy. The change should be initialed.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a Director and the secretary or by two Directors or under the hand of a duly authorised officer or attorney.

(e)	In the case of joint holders, the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate the number of shares in relation to which they are authorised to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made next to the proxy holder’s name. Multiple proxy appointments should be returned in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an “X”. To abstain from voting on a resolution, select the relevant “withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
You are requested to complete and send this Form of Proxy (or a notarially certified copy thereof) by regular mail to the Company’s registered office. To be valid, this form must be completed and deposited at the Company’s registered office together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 11.00 p.m. (BST) on 14 April 2025.

PAGE 14 / 15

To:  TORM Plc
APPOINTMENT OF CORPORATE REPRESENTATIVE
The company named below, being a member of your Company, hereby notifies you of the appointment of __________________________ as its Corporate Representative to attend on its behalf at the Annual General Meeting of your Company to be held on 16 April 2025 and at any adjournment thereof and to vote on the resolutions set forth in the notice of the said meeting.
Signature(s):	…………………....................................	Dated:	…………………....................................

Duly authorised for and on behalf of
………………………………………………………

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